

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 20, 2017

Mr. Richard M. Brand
Cadwalader, Wickersham & Taft LLP
One World Financial Center
New York, NY 10281

> **Re: Automatic Data Processing, Inc.**
> **Revised Definitive Proxy Statement on Schedule 14A**
> **Filed September 14, 2017 by William A. Ackman et al.**
> **File No. 001-05397**

Dear Mr. Brand:

We have reviewed the filing above and have the following comment. Please respond to this letter by amending the filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to the filing and the information you provide in response to this comment, we may have additional comments.

1.   In the definitive proxy statement filed prior to the record date, disclosure indicates that Pershing Square intends to vote all of the shares of common stock that it beneficially owns at the record date. In the supplement to the definitive proxy statement filed on September 14, 2017, disclosure indicates that the shares of common stock beneficially owned by the Pershing Square Funds constitute approximately 8.3% of the outstanding shares of common stock of Automatic Data Processing, Inc. With a view towards revised disclosure, please confirm whether the Pershing Square Funds had the power to vote or direct the voting of all of the shares of common stock that the Pershing Square Funds beneficially owned at the record date.

We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact me at (202) 551-3589 if you have any questions.

Sincerely,

/s/ Tiffany Piland Posil

Tiffany Piland Posil
Special Counsel
Office of Mergers and Acquisitions

cc: Greg Patti
        Cadwalader, Wickersham & Taft LLP